SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. 11 and Amendment No. 13)*

QUESTCOR PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232808105
(CUSIP Number)

Joseph J. Giunta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071
(213) 687-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.232808105	13D	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS

Claudio Cavazza

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

		7	SOLE VOTING POWER
	NUMBER OF		1,756,781
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		4,701,445
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
	PERSON WITH		1,756,781

		10	SHARED DISPOSITIVE POWER
4,701,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,458,226

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.32%

14	TYPE OF REPORTING PERSON
IN

CUSIP No.232808105	13D	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSONS

Paolo Cavazza

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		7,797,327
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
	PERSON WITH		0

		10	SHARED DISPOSITIVE POWER
7,797,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,797,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.25%

14	TYPE OF REPORTING PERSON
IN

CUSIP No.232808105	13D	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS

Sigma-Tau Finanziaria SpA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
	PERSON WITH		0

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON
CO

CUSIP No.232808105	13D	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS

Sigma-Tau International S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
	PERSON WITH		0

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON
CO

CUSIP No.232808105	13D	Page 6 of 22 Pages

1	NAMES OF REPORTING PERSONS

Defiante Farmaceutica L.D.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Portugal

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
	PERSON WITH		0

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON
CO

CUSIP No.232808105	13D	Page 7 of 22 Pages

1	NAMES OF REPORTING PERSONS

Aptafin S.p.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		7,797,327
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
	PERSON WITH		0

		10	SHARED DISPOSITIVE POWER
7,797,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,797,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.25%

14	TYPE OF REPORTING PERSON
CO

CUSIP No.232808105	13D	Page 8 of 22 Pages

1	NAMES OF REPORTING PERSONS

Chaumiere – Consultadoria & Servicos SDC Unipessoal LDA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Portugal

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		7,248,227
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
	PERSON WITH		0

		10	SHARED DISPOSITIVE POWER
7,248,227

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,248,227

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.46%

14	TYPE OF REPORTING PERSON
CO

CUSIP No.232808105	13D	Page 9 of 22 Pages

1	NAMES OF REPORTING PERSONS

Inverlochy Consultadoria & Servicos L.D.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Portugal

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		4,701,445
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
	PERSON WITH		0

		10	SHARED DISPOSITIVE POWER
4,701,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,701,445

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.78%

14	TYPE OF REPORTING PERSON
CO

CUSIP No.232808105	13D	Page 10 of 22 Pages

Amendment No. 11 and
Amendment No. 13 to
Statement on Schedule 13D

           This Amendment No. 11 (the “Amendment No. 11”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on March 25, 2002 (the “Sigma/Defiante Schedule 13D”), as amended, relating to shares of the common stock, no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc., a California corporation (“Questcor”).  This Amendment No. 13 (the “Amendment No. 13” and, together with the Amendment No. 11, this “Statement”) amends the Statement on Schedule 13D, filed with the SEC on August 7, 2001 (the “Cavazza/Sigma Schedule 13D” and, together with the Sigma/Defiante Schedule 13D, the “Schedule 13Ds”), as amended, relating to the shares of Common Stock.  Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 11 is being filed on behalf of Sigma Tau Finanziaria SpA, an Italian corporation (“Sigma Tau”) and Defiante Farmaceutica L.D.A., a Portuguese corporation (“Defiante”) (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), and this Amendment No. 13 is being filed on behalf of Sigma-Tau International S.A., a Luxembourg corporation (“Sigma Tau International”) (formerly known as Sigma-Tau Finance Holding S.A.), Aptafin S.p.A., an Italian corporation (“Aptafin”), Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA, a Portuguese corporation (“Chaumiere”), Inverlochy Consultadoria & Servicos L.D.A., a Portuguese corporation (“Inverlochy”), Mr. Claudio Cavazza (“Mr. C. Cavazza”) and Mr. Paolo Cavazza (“Mr. P. Cavazza” and, together with Mr. C. Cavazza, Sigma Tau International, Aptafin, Chaumiere, Inverlochy, Defiante and Sigma Tau, the “Reporting Persons”).

Previously, the Reporting Persons affirmed membership in a “group” for purposes of Section 13(d) and 13(g) of the Act.  Effective as of the date of the transactions reported in Amendment No. 9 to the Sigma/Defiante Schedule 13D and Amendment No. 11 to the Cavazza/Sigma Schedule 13D, the Reporting Persons were no longer members of a “group.”  In addition, effective with the transactions reported in Amendment No. 9 to the Sigma/Defiante Schedule 13D and Amendment No. 11 to the Cavazza/Sigma Schedule 13D, Sigma Tau International, Sigma Tau and Defiante ceased to beneficially own any shares of Common Stock.  As such, following the filing of this Statement, Sigma Tau International, Sigma Tau and Defiante will cease to file reports on Schedule 13D with respect to the Common Stock.

Item 2.                      Identity and Background.

Item 2 of the Schedule 13Ds are hereby amended by the addition of the following:

As a result of the transactions reported in Amendment No. 9 to the Sigma/Defiante Schedule 13D and Amendment No. 11 to the Cavazza/Sigma Schedule 13D, Sigma Tau International, Sigma Tau and Defiante will cease to be Reporting Persons following the filing of this Statement.

Item 5.                      Interest in Securities of the Issuer.

Item 5 of the Schedule 13Ds are hereby amended as follows:

(a)           Percentage interest calculations for the Reporting Persons are based upon Questcor having 69,296,099 shares of Common Stock outstanding as of November 1, 2007 (the “Outstanding Shares”), as reported by Questcor in Questcor’s Form 10-Q filed with the SEC on November 14, 2007.

Mr. C. Cavazza

Pursuant to Rule 13d-3 of the Act, Mr. C. Cavazza may be deemed to be the beneficial owner of 6,458,226 shares of Common Stock, which constitutes approximately 9.32% of the Outstanding Shares.

Mr. P. Cavazza

Pursuant to Rule 13d-3 of the Act, Mr. P. Cavazza may be deemed to be the beneficial owner of 7,797,327 shares of Common Stock, which constitutes approximately 11.25% of the Outstanding Shares.

CUSIP No.232808105	13D	Page 11 of 22 Pages

Sigma Tau International

Effective with the transactions reported in Amendment No. 9 to the Sigma/Defiante Schedule 13D and Amendment No. 11 to the Cavazza/Sigma Schedule 13D, Sigma Tau International ceased to beneficially own any shares of Common Stock pursuant to Rule 13d-3 of the Act.

Sigma Tau

Effective with the transactions reported in Amendment No. 9 to the Sigma/Defiante Schedule 13D and Amendment No. 11 to the Cavazza/Sigma Schedule 13D, Sigma Tau ceased to beneficially own any shares of Common Stock pursuant to Rule 13d-3 of the Act.

Defiante

Effective with the transactions reported in Amendment No. 9 to the Sigma/Defiante Schedule 13D and Amendment No. 11 to the Cavazza/Sigma Schedule 13D, Defiante ceased to beneficially own any shares of Common Stock pursuant to Rule 13d-3 of the Act.

Aptafin

Pursuant to Rule 13d-3 of the Act, Aptafin may be deemed to be the beneficial owner of 7,797,327 shares of Common Stock, which constitutes approximately 11.25% of the Outstanding Shares.

Chaumiere

Pursuant to Rule 13d-3 of the Act, Chaumiere may be deemed to be the beneficial owner of 7,248,227 shares of Common Stock, which constitutes approximately 10.46% of the Outstanding Shares.

Inverlochy

Pursuant to Rule 13d-3 of the Act, Inverlochy may be deemed to be the beneficial owner of 4,701,445 shares of Common Stock, which constitutes approximately 6.78% of the Outstanding Shares.

Except as set forth above, none of the Reporting Persons nor any of the persons listed on Schedule A beneficially owns any other shares of Common Stock.

(b)           Mr. C. Cavazza

The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to vote or direct the vote is 1,756,781.  The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to vote or direct the vote is 4,701,445.  The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to dispose or direct the disposition is 1,756,781.  The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to dispose or direct the disposition is 4,701,445.

Mr. P. Cavazza

The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to vote or direct the vote is 7,797,327.  The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 7,797,327.

CUSIP No.232808105	13D	Page 12 of 22 Pages

Sigma Tau International

The number of shares of Common Stock as to which Sigma Tau International has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma Tau International shares the power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma Tau International has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sigma Tau International shares the power to dispose or direct the disposition is zero.

Sigma Tau

The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is zero.

Defiante

The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is zero.

Aptafin

The number of shares of Common Stock as to which Aptafin has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Aptafin shares the power to vote or direct the vote is 7,797,327.  The number of shares of Common Stock as to which Aptafin has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Aptafin shares the power to dispose or direct the disposition is 7,797,327.

Chaumiere

The number of shares of Common Stock as to which Chaumiere has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Chaumiere shares the power to vote or direct the vote is 7,248,227.  The number of shares of Common Stock as to which Chaumiere has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Chaumiere shares the power to dispose or direct the disposition is 7,248,227.

Inverlochy

The number of shares of Common Stock as to which Inverlochy has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Inverlochy shares the power to vote or direct the vote is 4,701,445.  The number of shares of Common Stock as to which Inverlochy has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Inverlochy shares the power to dispose or direct the disposition is 4,701,445.

(e)           On December 20, 2006, Sigma Tau International, Sigma Tau and Defiante ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13Ds are hereby amended to add the following:

EXHIBIT 15– Joint Filing Agreement dated December 21, 2006 by and between the Reporting Persons (incorporated by reference to Exhibit 7 to the Schedule 13Ds).

CUSIP No.232808105	13D	Page 13 of 22 Pages

EXHIBIT 16 – Power of Attorney dated December 21, 2006 by Inverlochy (incorporated by reference to Exhibit 8 to the Schedule 13Ds).

EXHIBIT 17 – Power of Attorney dated April 15, 2005 by Chaumiere – Consultadoria & Servicos SDC Unipessoal LDA (incorporated by reference to Exhibit 2 to the Schedule 13Ds).

EXHIBIT 18 – Power of Attorney dated April 8, 2003 by and between Claudio Cavazza, Paolo Cavazza, Sigma-Tau International S.A., Sigma-Tau Finanziaria SpA, Defiante Farmaceutica L.D.A. and Aptafin S.p.A. (incorporated by reference to Exhibit 1 of Form 4, filed with the SEC on May 9, 2003, relating to the shares of Common Stock)

CUSIP No.232808105	13D	Page 14 of 22 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  December 4, 2007

CLAUDIO CAVAZZA

By:	/s/ Antonio Nicolai
Antonio Nicolai, Attorney-in-fact for
Claudio Cavazza

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  December 4, 2007

PAOLO CAVAZZA

By:	/s/ Antonio Nicolai
Antonio Nicolai, Attorney-in-fact for
Paolo Cavazza

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  December 4, 2007

SIGMA-TAU FINANZIARIA SPA

By:	/s/ Antonio Nicolai
Antonio Nicolai, Attorney-in-fact for
Sigma-Tau Finanziari SpA

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Dated:  December 4, 2007

SIGMA-TAU INTERNATIONAL S.A.

By:	/s/ Antonio Nicolai
Antonio Nicolai, Attorney-in-fact for
Sigma-Tau International S.A.

CUSIP No.232808105	13D	Page 15 of 22 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.D.A. is true, complete and correct.

Dated:  December 4, 2007

DEFIANTE FARMACEUTICA L.D.A.

By:	/s/ Antonio Nicolai
Antonio Nicolai, Attorney-in-fact for
Defiante Farmaceutica L.D.A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Aptafin S.p.A. is true, complete and correct.

Dated:  December 4, 2007

APTAFIN S.P.A.

By:	/s/ Antonio Nicolai
Antonio Nicolai, Attorney-in-fact for
Aptafin S.p.A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA is true, complete and correct.

Dated:  December 4, 2007

CHAUMIERE - CONSULTADORIA & SERVICOS SDC UNIPESSOAL LDA

By:	/s/ Antonio Nicolai
Antonio Nicolai, Attorney-in-fact for Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA

CUSIP No.232808105	13D	Page 16 of 22 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Inverlochy Consultadoria & Servicos L.D.A. is true, complete and correct.

Dated:  December 4, 2007

INVERLOCHY CONSULTADORIA & SERVICOS L.D.A.

By:	/s/ Antonio Nicolai
Antonio Nicolai, Attorney-in-fact for Inverlochy Consultadoria & Servicos L.D.A.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.232808105	13D	Page 17 of 22 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Sigma Tau Finanziaria SpA

NAME	ADDRESS	TITLE	CITIZENSHIP
Claudio Cavazza	via Pontina Km. 30,400, 00040 Pomezia (Rome) Italy	President	Italian
Ugo Di Francesco	via Sudafrica,20, 00144 Rome Italy-	Vice President and Chief Executive Officer	Italian
Antonio Nicolai	via Sudafrica,20, 00144 Rome Italy	Managing Director	Italian
Mauro Bove	via Sudafrica,20, 00144 Rome Italy	Managing Director	Italian
Stefano Marino	via Pontina Km. 30,400 00040 Pomezia (Rome) Italy	Managing Director	Italian
Trevor M. Jones CBA	Woodhyrst House 18 Friths Drive REIGATE Surrey Great Britain	Director	British
Emilio Platè	via Pontina Km. 30,400 00040 Pomezia (Rome) Italy	Director	Italian
Mario Artali	via Sudafrica,20, 00144 Rome Italy	Director	Italian
Enrico Cavazza	via Pontina Km. 30,400 00040 Pomezia (Rome) Italy	Director	Italian
Marco Cerrina Feroni	Piazza Paolo Ferrari 10 20121 Milano, Italy	Director	Italian

CUSIP No.232808105	13D	Page 18 of 22 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Sigma-Tau International S.A.

NAME	ADDRESS	TITLE	CITIZENSHIP
Ugo Di Francesco	via Sudafrica,20, 00144 Rome Italy-	President	Italian
Jonathan Lepage	Bd. Du Prince Henri 19-21 L-1724 Luxembourg	Director	Belgian
Luca Checchinato	Bd. Du Prince Henri 19-21 L-1724 Luxembourg	Director	Italian
Antonio Nicolai	via Sudafrica,20, 00144 Rome Italy	Director	Italian

Mauro Bove	via Sudafrica,20, 00144Rome Italy	Director	Italian
Gustave Stoffel	18 Avenue De La Porte Neuve L-2227 Luxembourg	Director	Luxembourg
Dominique Audia	Bd. Du Prince Henri 19-21 L-1724 Luxembourg	Director	French

CUSIP No.232808105	13D	Page 19 of 22 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Defiante Farmaceutica L.D.A.

NAME	ADDRESS	TITLE	CITIZENSHIP
Antonio Nicolai	via Sudafrica,20, 00144 Rome Italy	Director	Italian
Raffaele Sanguigni	Via Pontina Km. 30.400 – 00040 Pomezia (Rome) Italy	Director	Italian
Paulo Alexandre da Mota Viegas	Rua dos Tanoeiros, 12º - 2º e 3º - Funchal - Madeira - Portugal 9000	Director	Portuguese
Pedro Moreira da Cruz Quintas	Rua dos Ferreiros, 260 - Funchal - Madeira - ortugal 9000-082	Director	Portuguese
Carla Emanuel Arruda Jardim Fernandes	Rua dos Ferreiros, 260 - Funchal - Madeira - Portugal 9000-082	Director	Portuguese

CUSIP No.232808105	13D	Page 20 of 22 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Aptafin S.p.A.

NAME	ADDRESS	TITLE	CITIZENSHIP
Cristina Cavazza	Viale Shakespeare, 47 00144 Rome Italy	President	Italian
Maurizio Terenzi	via Sudafrica,20, 00144 Rome Italy-	Managing Director	Italian
Antonio Nicolai	via Sudafrica,20, 00144 Rome Italy-	Director	Italian
Emanuela Cavazza	Viale Shakespeare 47 00144 Rome Italy-	Director	Italian

CUSIP No.232808105	13D	Page 21 of 22 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Inverlochy Consultadoria & Servicos L.D.A.

NAME	ADDRESS	TITLE	CITIZENSHIP
Roberto Carlos de Castro Abreu	Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Director	Portuguese
João Josè de Freitas Rodrigues	Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Director	Portuguese

CUSIP No.232808105	13D
Page 22 of 22 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA

 NAME
ADDRESS
TITLE
CITIZENSHIP

 Roberto Carlos de  Castro Abreu
Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal
Director
Portuguese

 João Josè de Freitas  Rodrigues
Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal
Director
Portuguese